Exhibit 12

CENTERPOINT ENERGY, INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2007	2008

Income from continuing operations	$200	$224
Income taxes for continuing operations	100	136
Capitalized interest	(15)	(7)
	285	353

Fixed charges, as defined:

Interest	305	296
Capitalized interest	15	7
Interest component of rentals charged to operating expense	8	7
Total fixed charges	328	310

Earnings, as defined	613	663

Ratio of earnings to fixed charges	1.87	2.14